Exhibit (d.13)

Exhibit C

Frontier MFG Global Plus Fund

WHEREAS, the Corporation filed articles of amendment with the state of Maryland to change its name to Frontier Funds, Inc. and to rename each existing series of the Corporation as a Frontier Fund, effective October 31, 2014.

NOW, THEREFORE, the Adviser and Subadviser mutually agree as follows:

1.

The Subadvisory Agreement between the Adviser and the Subadviser is hereby amended to reflect the change of the name of the Corporation to Frontier Funds, Inc.

2.

The names of the Corporation’s series set forth on Exhibit A and B are hereby amended and restated as Frontier MFG Global Equity Fund and Frontier MFG Core Infrastructure Fund.

3.

The Subadviser’s compensation as set forth in Section 6 is as follows:

Subadvisory Fee:	75% of the net fee received by the Adviser from the Fund after giving effect to any contractual or voluntary expense cap borne by the Adviser

Organizational Expenses:	All fees and expenses related to the organization of the Fund shall be borne as follows: Adviser: 25% Subadviser: 75%

Expense Reimbursements:	All expense reimbursements made by the Adviser under the expense cap agreement on behalf of the Fund shall be borne as follows: Adviser: 25% Subadviser: 75%

The expense payments or reimbursements due by the Subadviser to the Adviser under Section 7(a) and 7(b) shall be made as an offset against the subadvisory fee otherwise payable by the Adviser to Subadviser.

Executed as of this 23rd day of March, 2015.

FRONTEGRA ASSET MANAGEMENT, INC.

By: /s/ William D. Forsyth III
Name: William D. Forsyth III
Title: President

MAGELLAN ASSET MANAGEMENT LIMITED

By: /s/ Leo Quintana	/s/ Nerida Campbell
Name: Leo Quintana	Nerida Campbell
Title: Head of Legal	Chief Operating Officer

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